SELALU PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2016

OPERATING ACTIVITIES:		
Net income	$	5,303
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		331
Increase in prepaid expenses		(355)
Decrease in accounts payable and accrued expenses		(1,212)
Net cash provided by operating activities		4,067
CASH AT BEGINNING OF YEAR		19,367
CASH AT END OF YEAR	$	23,434

The accompanying notes are an integral part of these financial statements.